Exhibit 4.14

Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin City Yan Shan District Tuo Mu Township Wei Jia Du Village Committee to construct enclosure wall in the Guilin facility

Guilin Jun Tai Fu Construction and Development Co. Ltd. (“Guilin JTF”) entered into an agreement (“Agreement”) with the Guilin City Yan Shan District Tuo Mu Township Wei Jia Du Village Committee (“Village Committee”) on October 9th, 2011 for the construction of an enclosure wall for the Guilin JTF’s Green Energy Smart Grid Plant, which is located within the Guilin Tie Shan Industrial Park.  Pursuant to the Agreement, the Village Committee shall be responsible for the supply of materials and the construction of the enclosure wall.  The construction time is 25 days.  The total contract price is RMB 620,380.  Guilin JTF shall pay the Village Committee 70% of the contract price upon completion of the body and foundation of the enclosure wall.  Upon the completion, inspection, and acceptance of the constructed structure, Guilin JTF shall make payment to the Village Committee to bring the total amount paid to 95% of the contract price.  Guilin JTF shall hold the remaining 5% as quality assurance payment for a period of one year.  If within one year of acceptance, the enclosure wall did not sink, crack, or have other quality problems, then Guilin JTF shall pay the 5% to the Village Committee.